Exhibit 16.1

May 9, 2014

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read SCI Engineered Materials, Inc.’s statements included under Item 4.01 of its Form 8-K dated May 9, 2014 and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the audit committee decided to engage GBQ Partners LLP to serve as the Company’s independent registered public accounting firm for the fiscal year December 31, 2014, and the statements made in the 6th paragraph.

Crowe Horwath LLP

Columbus, Ohio

cc:	Mr. Ed Ungar
Audit Committee Chairman

SCI Engineered Materials, Inc.